December 21, 2011

VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:
LifePoint Hospitals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 18, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed October 28, 2011
File No. 000-51251

Dear Mr. Rosenberg:

Pursuant to the instructions on page 1 of your letter dated December 20, 2011, we hereby inform you that LifePoint Hospitals, Inc. intends to respond to the letter on or before January 19, 2012.

If you have any questions regarding this letter, please do not hesitate to contact me at (615) 372-8635. Thank you in advance for your cooperation and assistance with respect to this matter.

Respectfully submitted, /s/ Michael S. Coggin Senior Vice President and Chief Accounting Officer

103 Powell Court, Brentwood Tennessee 37027
Phone 615.372.8500

LifePointHospitals.com